UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                  to

Commission file number:	001-16129

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fluor Corporation Employees’ Savings Investment Plan
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FLUOR CORPORATION
6700 Las Colinas Boulevard
Irving, Texas 75039

Audited Financial Statements
and Supplemental Schedules

Fluor Corporation Employees’
Savings Investment Plan

As of December 31, 2020 and 2019 and for
the Year Ended December 31, 2020

With Report of Independent Registered Public Accounting Firm

Fluor Corporation Employees’
Savings Investment Plan

Index

Page
Report of Independent Registered Public Accounting Firm....................................................	1

Audited Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019............	3

Statement of Changes in Net Assets Available for Benefits for the year ended
December 31, 2020………………………..................................................................……..............	4

Notes to Financial Statements………...................................…….....…...........…………..................	5

Supplemental Schedules	Schedule
Schedule H; Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020.....	I

Schedule H; Line 4a – Schedule of Delinquent Participant Contributions for the year
ended December 31, 2020...........……………………….................................................................	II

Report of Independent Registered Public Accounting Firm
To the U.S. Benefits Committee, the Plan Participants and the Plan Administrator of Fluor Corporation Employees’ Savings Investment Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Fluor Corporation Employees’ Savings Investment Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2020 and delinquent participant contributions for the year ended December 31, 2020, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and
        1

Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1973.

Dallas, Texas
June 21, 2021

        2

Fluor Corporation Employees’ Savings Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
	(In thousands)
Assets:
Investments in master trust	$3,413,442	$3,338,751
Receivables:
Employer contribution	21,070	–
Participant contribution	34	–
Notes receivable from participants	19,543	22,360
Total receivables	40,647	22,360
Total assets	3,454,089	3,361,111

Liabilities:
Accrued expenses	144	188
Net assets available for benefits	$3,453,945	$3,360,923

The accompanying notes are an integral part of these financial statements.

3

Fluor Corporation Employees’ Savings Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020
(In Thousands)

Additions (deductions) in net assets:
Contributions:
Participants	$59,693
Company	48,786
Rollovers	4,327
Total contributions	112,806

Net investment income:
Share in net investment income of master trust	328,612

Interest income on notes receivable from participants	860

Benefits paid	(347,038)
Administrative expenses	(2,355)
Asset transfers from TRS 401(k) Retirement Plan	137
Net increase in net assets available for benefits	93,022

Net assets available for benefits:
Beginning of year	3,360,923
End of year	$3,453,945

The accompanying notes are an integral part of these financial statements.

4

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements
December 31, 2020
1. Description of the Plan
The Fluor Corporation Employees’ Savings Investment Plan (the plan) is a defined contribution plan sponsored by Fluor Corporation (Fluor or the company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following provides only general information about the plan. Participants should refer to the plan document for a complete description of the plan’s provisions.
The plan's operations and design are overseen by Fluor’s U.S. Benefits Committee and Global Benefits Committee (collectively, plan management). Plan management is responsible for administering the plan on behalf of participants, establishing investment policies and objectives (including investment portfolio diversification and risk concentration guidelines), monitoring investment activity and ongoing investment performance, funding strategies and other corporate oversight. The plan may utilize professional investment managers to assist plan management.
A master trust agreement requires that The Northern Trust Company (the trustee), either directly or indirectly, hold the plan’s assets in a master trust and administer and distribute those assets in accordance with the plan.
Effective March 27, 2020, the plan adopted changes to certain distributions and loans as a result of the Coronavirus Aid, Relief and Economic Security Act (the Cares Act). These changes impacted the plan by:
1.Suspending minimum required distributions for 2020;
2.Allowing participants to borrow up to 100% of their vested account balances, or $100,000, whichever is less, during the period from March 27, 2020 through September 27, 2020;
3.Allowing participants to delay repayment of new or existing loans and extending the final payment date for up to one year for loan repayments outstanding on March 27, 2020 through December 31, 2020; and
4.Allowing eligible participants to withdraw up to $100,000 from their vested account balances between March 27, 2020 and December 31, 2020, without having to pay a 10% penalty if they are under the age of 59½.

One component of the plan is an employee stock ownership plan (ESOP) which was originally established for participants to invest in Fluor stock. All of the investments in the Fluor Common Stock Fund are held by the ESOP. As of May 1, 2020, participants are no longer allowed to acquire additional interests in the Fluor Common Stock Fund. Participants are still allowed to sell or transfer their investment out of the Fluor Common Stock Fund. Plan management has no near-term plans to liquidate this fund.
Contributions
Certain employees of Fluor are eligible to participate in the plan and may begin making contributions to the plan as soon as their first day of employment. Participants may elect to contribute an amount ranging from 1% of their compensation to a maximum percentage determined by plan management, subject to the Internal Revenue Service (IRS) limit of $19,500 during 2020. The maximum contribution percentage is 50%. Participants who have attained age fifty before the end of the year are eligible to make catch-up contributions allowing them to maximally contribute up to $26,000 during 2020. Participants may make contributions as either pre-tax contributions, post-tax (Roth) contributions or a combination of both.

5

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

Company matching contributions made to the plan are in accordance with the “safe harbor” provisions of the Internal Revenue Code (the Code). For each participant who has completed one year of service, the company’s matching contribution is equal to 100% of the participant’s contribution to the plan, limited to 5% of the participant’s eligible compensation. The company’s matching contributions are initially invested in the same funds as the participant contributions but may be subsequently transferred to other funds by the participant. Participants are fully vested at all times in both their and the company matching contributions and earnings thereon.
Although not required, the company may annually make an additional discretionary contribution for participants who have completed one year of service. The discretionary contribution is determined by the Global Benefits Committee and may not exceed 15% of a participant's aggregate eligible compensation.
The 2020 discretionary contribution for salaried and craft participants was as follows:

Salaried Participants		Craft Participants
Total Years of Service as of Last Day of Plan Year	Discretionary Contribution (as a % of Eligible Compensation)	Total Years of Service as of Last Day of Plan Year	Discretionary Contribution (as a % of Eligible Compensation)
1-9	2%	1-9	1%
10-19	3%	10 or more	2%
20-29	4%
30 or more	5%

The company did not make a discretionary contribution for salaried or craft participants in 2019. Participants vest in the annual discretionary contribution based on length of service.
The unvested portion of terminated participant accounts is available to reduce company contributions or to pay administrative expenses, at the discretion of the U.S. Benefits Committee. Participants who terminate service by reason of retirement, death or permanent and total disability become fully vested upon termination of service.
Benefits Paid
If employment ends for any reason, participants are eligible to receive a distribution of their vested account balance. Distributions can be made in lump-sum amounts or periodic payments, and participants invested in Fluor common stock may request Fluor common stock valued at current market value in lieu of or in combination with cash. If the account balance is $1,000 or less, a distribution will be made in a lump-sum following the end of employment. If the amount to be distributed exceeds $1,000 and the participant does not request a distribution, the participant’s account shall remain in the plan and may be withdrawn or held for later distribution. When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiaries, as described in the plan document. Under certain hardship conditions, as defined in the plan document, participants may elect to withdraw a portion of their account balance at any time during the plan year. Additionally, participants who have reached age 59½ have the option of withdrawing all or part of

6

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

their vested account balance at any time, and must begin distributions at age 70½ (or age 72 for participants who have not attained age 70½ before January 1, 2020).
Notes Receivable from Participants
Except as provided under the Cares Act, the plan allows participants to borrow up to one-half of their vested account balance. Borrowings can be between $1,000 and $50,000, reduced by the participant’s highest borrowing balance in the previous 12 months. Such borrowings are evidenced by promissory notes, bear interest as defined in the plan document and are repaid through payroll deductions. The maximum length of each promissory note is 15 years for a primary residence note or 5 years for all other notes. Participants are allowed to have only one promissory note outstanding at any time.
Income Tax Status
The plan has received a determination letter from the IRS dated September 23, 2015, stating that the plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from federal income taxes. Subsequent to this determination by the IRS, the plan was amended and restated. Plan management has indicated that it will maintain compliance with the qualification requirements of the Code and, as necessary, take steps to bring the plan's operations into compliance with the Code.

Accounting principles generally accepted in the United States (GAAP) require plan management to evaluate uncertain tax positions taken by the plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS based on the technical merits. Plan management has analyzed the tax positions taken by the plan and has concluded that there are no uncertain positions taken or expected to be taken. The plan has recognized no interest or penalties related to uncertain tax positions. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Participant Accounts
An individual account is maintained for each participant. Participant designated funds consist of the Target Date, Stable Value, Total Bond Index, Diversified Bond, S&P 500 Index, Large Cap Equity, Small/Mid Cap Equity, Non-U.S. Equity, Non-U.S. Equity Index, Small/Mid Cap Equity Index, Real Return and Fluor Common Stock Funds and a Self-Directed Brokerage Account (SDBA). The asset allocations of these designated funds comprise various debt and equity securities. Each account is adjusted daily for contributions or withdrawals and net investment income or loss allocated to the individual participants in each fund. If no funds are selected by the participant, then the contributions are designated to the appropriate Target Date funds based on participant age. Participants are allowed to transfer a portion or all of the balance in their accounts between funds on a daily basis. However, participants can make transfers into the Large Cap Equity, Small/Mid Cap Equity, Small/Mid Cap Equity Index, S&P 500 Index, Non-U.S. Equity, Non-U.S. Equity Index or Real Return funds only once per calendar month. Participants are limited to a maximum of three trades per 30 days, with the ability to always move to the Stable Value fund.

7

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

Rollover Contributions
Participants may make rollover contributions into the plan from other qualified plans.
Asset Transfers from TRS 401(k) Retirement Plan
If a participant of the TRS 401(k) Retirement Plan (TRS plan), a defined contribution plan sponsored by a wholly owned subsidiary of Fluor, becomes eligible for participation in the plan, an automated process transfers the participant's TRS plan balance to the plan.
Plan Termination
While the company has not expressed any intent to terminate the plan, it has the right to do so at any time. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investments
The plan’s investments are commingled with the investments of the TRS plan, which in turn invests in the Fluor DC Investments (as later defined). The plan’s investments are stated at fair value as follows:
Corporate equity securities are valued based on the last trade or official close of an active market or exchange on the last business day of the plan year. U.S. government securities, held as securities lending collateral, and obligation to return collateral are valued based on pricing models, which are determined from a compilation of primarily observable market information, broker quotes in non-active markets or similar assets. Securities not traded on the last business day are valued at the last reported bid price. The estimated fair value of the investments in the common or collective trusts represents the underlying net asset value of the shares or units of such funds as determined by the issuer.
The SDBA is provided for participants who want more investment choices than the core options offered by the plan. Through the SDBA, participants have access to a wide range of mutual funds. As of December 31, 2020 and 2019, the investment holdings of the participants via the SDBA included a large variety of mutual funds valued at fair value, which represents the net asset value of the shares of such funds as of the close of business at the end of the period.
Investments in the Stable Value Fund consist of fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs) and a common or collective trust short-term investment fund. Synthetic GICs, which are reported at contract value, are comprised of an underlying asset and a “wrapper” contract. A guaranteed investment contract is an insurance contract that guarantees its owner principal repayment and a stated rate of interest for a predetermined period of time. Wrapper contracts essentially modify the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract value. Contract

8

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

value represents contributions made, plus interest earned, less withdrawals. Benefit-responsive distributions are generally defined as withdrawals due to a participant’s retirement, disability, death or participant-directed transfers, in accordance with the terms of the plan.
Net investment income (loss) of the master trust is allocated daily to the plan based on the ratio of the plan’s investment in the master trust to the total value of the related master trust investments as of the beginning of the day.
Purchases and sales of investments are recorded on the trade date. Net appreciation and depreciation includes the gains and losses on investments bought and sold as well as held during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The master trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the plan's financial statements.
The master trust’s concentrations of credit risk are dictated by the plan’s provisions, as well as those of ERISA and participants’ investment preferences. The Stable Value Fund primarily invests in contracts of financial institutions with at least “A” credit ratings. The master trust’s exposure to credit risk on the wrapper contracts is limited to the value of the contracts with each financial institution. Plan management believes that no significant concentrations of credit risk exist within any investment option at December 31, 2020 or 2019, except as disclosed in Note 5.
Contributions
Participant contributions are recorded when the company makes payroll deductions from the participant’s compensation. Company matching contributions, if any, are recorded at the same time as the participant contribution.
The discretionary contribution is recorded at the end of the plan year and is paid by Fluor in the following year. The contribution may be made in cash or by transfer of certain other assets held by Fluor. Non-vested forfeitures were approximately $628,000 and $832,000 at December 31, 2020 and 2019, respectively.
Benefits Paid
Benefits, terminations and withdrawals are recorded when paid.

9

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and credited to the participant’s account. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make note repayments and plan management deems the participant note to be a distribution, the participant note balance is reduced and a benefit payment is recognized.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates that affect the amounts reported in the financial statements. Although such estimates are based on plan management’s most recent assessment of the underlying facts and circumstances utilizing the most current information available, actual results could differ from those estimates.
Subsequent Events
Plan management has evaluated all other material events occurring subsequent to the date of the financial statements up to the date this annual report is filed on Form 11-K.
3. Master Trust

Investments
Fluor collectively manages the investments of the plan and the TRS plan (collectively, the Fluor DC Investments). The Fluor DC Investments are held in a single master trust account in which all the investments are participant-directed. The investments held by the master trust are valued at fair value and contract value.
The plan’s investments consist of its approximate 99% owned share of the net assets held by the master trust as of both December 31, 2020 and 2019.

10

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

The net assets of the Fluor DC Investments and the amounts held by the plan as of December 31 were as follows:

	Fluor DC Investments		Plan's Interest in Fluor DC Investments
(In thousands)	2020	2019	2020	2019

Assets:
Securities lending arrangements:
Corporate U.S. equity securities	$21,303	$16,183	$21,144	$16,062
Securities lending collateral - non-cash	21,751	16,508	21,588	16,385
Common or collective trusts:
Target Date funds	1,034,997	1,050,152	1,021,776	1,036,498
U.S. equities	785,173	791,261	780,559	786,327
Non-U.S. equities	50,895	58,532	50,589	58,174
Debt securities	306,412	256,940	304,610	255,535
Short-term investment fund	32,461	44,376	31,990	43,969
Foreign currency and cash	237	—	235	—
Equity securities:
Fluor Corporation	56,741	58,524	56,452	58,165
Other equities	384,363	378,413	381,459	375,622
Investment income receivable	343	542	341	538
Due from broker for securities purchased	133	108	132	107
Self-directed brokerage accounts - mutual funds	156,612	148,526	155,463	147,263
TOTAL ASSETS	2,851,421	2,820,065	2,826,338	2,794,645

Liabilities:
Accrued expenses	(1,984)	(1,707)	(1,967)	(1,692)
Due to brokers for securities purchased	(165)	(799)	(164)	(793)
Obligation to return collateral - non-cash	(21,751)	(16,508)	(21,588)	(16,385)
TOTAL LIABILITIES	(23,900)	(19,014)	(23,719)	(18,870)

Net assets of the Fluor DC Investments - at fair value	2,827,521	2,801,051	2,802,619	2,775,775
Synthetic GIC - at contract value	613,604	565,262	610,823	562,976
Net assets of the Fluor DC Investments	$3,441,125	$3,366,313	$3,413,442	$3,338,751
The Target Date funds presented in the table above are common or collective trust funds for which the investment asset allocations are based on a target maturity date. These funds hold a mix of stock, bond and real estate index funds designed to gradually become more conservative as the target year approaches. Upon reaching the target year, the maturing fund is combined with another fund (the Target Date Retirement Fund), which is designed to provide those participants a lower-risk investment vehicle. Participant-directed redemptions out of the Target Date funds can occur on a daily basis, whereas redemptions directed by Fluor require a 30 day notification period.

11

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

The master trust has a security lending program with the trustee whereby the trustee is authorized to lend securities owned by the master trust (other than Fluor common stock and other excluded securities) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are obligated to return the securities to the master trust. All borrowed securities require collateral to be held by the trustee, which has a fair value in excess of the fair value of the borrowed security. The collateral comprised U.S. government securities as of December 31, 2020 and 2019. The maturity of the U.S. government securities and obligation to return collateral is three months or less.
The master trust maintains full ownership rights to the securities loaned and accordingly, classifies loaned securities as investments. Because the securities received as collateral may be repledged or sold, the master trust recognizes the amount of collateral received and a corresponding obligation to return such collateral on the statement of net assets. The master trust is fully indemnified by the trustee against certain losses incurred as a result of default under the securities lending program.
Net Investment Income
Net investment income for the Fluor DC Investments for the year ended December 31, 2020 is as follows:

Fluor DC Investments
(In thousands)
Net appreciation in fair value of investments	$312,197
Interest on synthetic GICs	16,246
Securities lending income	38
Interest	118
Dividends	7,278
Securities lending expenses	(9)
Investment management and administrative expenses	(4,510)
Other	89
Total net investment income	$331,447

4. Stable Value Fund (Synthetic GICs)
The plan’s investment in the master trust included amounts in the Stable Value Fund. Investment income, net of expenses, of the Stable Value Fund totaled $15 million for the year ended December 31, 2020.
The Stable Value Fund holds synthetic GICs in which it participates in asset and liability risks. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio. Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. To the extent that an issuer has failed to meet the terms of a contract, synthetic GICs would then also bear the risk of default or the lack of liquidity of the underlying portfolio assets.

12

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

The future crediting rates of synthetic GICs are driven by the performance of the underlying assets. Synthetic GICs are designed to reset crediting rates on a quarterly basis, which cannot be less than 0%. The crediting rate of the synthetic GICs tracks current market yields on a trailing basis. The rate reset allows the synthetic GICs to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the portfolio duration.
There are certain events not initiated by plan participants that limit the ability of the plan to transact with the issuer at contract value. Each contract issuer specifies the events that may trigger a market value adjustment. Such events may include: material amendments to the Stable Value Fund’s structure or administration; changes to the plans’ competing investment options; complete or partial termination of the Stable Value Fund; the Stable Value Fund no longer qualifying for exemption from federal income taxes; the redemption of all or a portion of the interests in the Stable Value Fund held; the closing or sale of a subsidiary, employing unit or affiliate; the bankruptcy or insolvency of the plan sponsor; the merger with another plan; change in law, regulation, ruling, administrative or judicial position or accounting requirement applicable to the Stable Value Fund; and the delivery of any communication to plan participants designed to influence a participant not to invest in the Stable Value Fund. Plan management does not believe that the occurrence of any such foregoing event is probable.
Direct transfers from the Stable Value Fund to the SDBA are prohibited and any amount transferred from the Stable Value Fund to any of the other investment options available under the plan may not be subsequently transferred to the SDBA for a period of 90 days from the initial date of transfer out of the Stable Value Fund.

5. Fair Value Measurements

The three levels of the fair value hierarchy under GAAP are described as follows:
•Level 1 —    quoted prices in active markets for identical assets and liabilities
•Level 2 —    inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly
•Level 3 —    unobservable inputs

13

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

The following table presents, for each of the fair value hierarchy levels, the Fluor DC Investments’ assets and liabilities that are measured at fair value on a recurring basis.

	December 31, 2020				December 31, 2019
(In thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Securities lending collateral - non-cash	$—	$21,751	$—	$21,751	$—	$16,508	$—	$16,508
Common or collective trusts:
Target date fund	—	1,034,997		1,034,997	—	1,050,152	—	1,050,152
U.S. equities	—	78,255		78,255	—	124,182	—	124,182
Non-U.S. equities	—	50,895		50,895	—	58,532	—	58,532
Debt securities	—	127,950		127,950	—	113,873	—	113,873
Short-term investment fund	—	32,461		32,461	—	44,376	—	44,376
Corporate equity securities:
Fluor	56,741	—	—	56,741	58,524	—	—	58,524
Other equities (1)	405,666	—	—	405,666	394,596	—	—	394,596
Self-directed brokerage accounts - mutual funds	156,612	—	—	156,612	148,526	—	—	148,526
Liabilities:
Obligation to return collateral - non-cash	—	(21,751)	—	(21,751)	—	(16,508)	—	(16,508)
Total assets in the fair value hierarchy	619,019	1,324,558	—	1,943,577	601,646	1,391,115	—	1,992,761
Investments measured at net asset value
CCTs — U.S. equities	—	—	—	706,918	—	—	—	667,079
CCTs — Debt securities	—	—	—	178,462	—	—	—	143,067
Assets not measured at fair value, net	—	—	—	612,168	—	—	—	563,406
Total master trust assets, net	$619,019	$1,324,558	$—	$3,441,125	$601,646	$1,391,115	$—	$3,366,313

(1) Amounts include securities on loan under the security lending program.
6. Related Party and Party-In-Interest Transactions

Certain plan investments in the common or collective trust accounts are managed by The Northern Trust Company (trustee) and BlackRock (an investment manager), both of whom have a fiduciary responsibility to the plan. Additionally, a portion of the plan’s assets are invested in BlackRock common or collective trusts and Fluor common stock. Transactions involving Fluor common stock qualify as party-in-interest transactions. Master trust holdings for BlackRock, the trustee and Fluor common stock amounted to approximately $1.0 billion, $894 million and $57 million, respectively, as of December 31, 2020. Master trust holdings for BlackRock, the trustee and Fluor common stock amounted to approximately $1.1 billion, $820 million and $59 million, respectively, as of December 31, 2019. All of the party-in-interest transactions noted above have not been deemed prohibited transactions.
Investments managed by BlackRock represented 30% and 31% of the Fluor DC Investments as of December 31, 2020 and 2019, respectively. Investments managed by the trustee represented 26% and 24% of the Fluor DC

14

Fluor Corporation Employees’ Savings Investment Plan
Notes to Financial Statements (continued)

Investments as of December 31, 2020 and 2019, respectively. Investments in Fluor common stock represented 2% of the Fluor DC Investments as of both December 31, 2020 and 2019.
7. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2020	2019
	(In thousands)
Net assets available for benefits per the financial statements	$3,453,945	$3,360,923
Less: Benefits payable	(1,441)	(2,625)
Net assets available for benefits per the Form 5500	$3,452,504	$3,358,298

The following is a reconciliation of benefits paid per the financial statements to the Form 5500 for the year ended December 31:

2020
(In thousands)

Benefits paid per the financial statements	$347,038
Add: Benefits payable at end of year	1,441
Less: Benefits payable at beginning of year	(2,625)
Benefit payments to participants per the Form 5500	$345,854
Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, 2020, but had not been paid as of that date.

15

Supplemental Schedules

Schedule I
Fluor Corporation Employees’ Savings Investment Plan
Schedule H; Line 4i – Schedule of Assets (Held at End of Year)
EIN: 33-0927079
Plan: 002
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Notes receivable from participants	Interest rates ranging from 3.25% to 8.25%, with varying maturities	–	$19,542,860

*Party-in-interest investment that is not a “prohibited investment” under the Employee Retirement Income Security Act of 1974.

Schedule II
Fluor Corporation Employees’ Savings Investment Plan
Schedule H; Line 4a – Schedule of Delinquent Participant Contributions
EIN: 33-0927079
Plan: 002
For the year ended December 31, 2020

Participant Contributions Transferred Late to Plan	Total that Constitute Non-exempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002–51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$ 75,112	$—	$ 75,112(1)	$—	$—

(1) Represents delinquent participant contributions and loan repayments from various 2019 pay periods. The company has transmitted all lost earnings to the plan and filed the required Form 5330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the U.S. Benefits Committee of the Fluor Corporation Employees' Savings Investment Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2021

Fluor Corporation Employees' Savings Investment Plan

By: /s/ Jim Hanna
Jim Hanna
Vice President, Global HR Operations and Chair of the U.S. Benefits Committee

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm